EXHIBIT D.7


						March 12, 1999



Ms. Louise Rickard
Acting Executive Secretary
Department of Public Utility Control
10 Franklin Square
New Britain, CT 06051

Re:	Docket No. 91-06-04: Application of Western Massachusetts Electric
Company for Waiver of Approval of Certain Modifications to Nuclear Fuel Financing Arrangements--Request for Reopening

Dear Ms. Rickard:

Western Massachusetts Electric Company ("WMECO"), a foreign electric company within the meaning of Section 16-246a of the Connecticut General Statutes ("Conn. Gen. Stat."), hereby requests that the Department of Public Utility Control (the "Department") reopen the above-referenced docket for the limited purpose of granting a waiver of approval of certain proposed modifications to the terms of its nuclear fuel financing arrangements.

Specifically, WMECO is seeking, pursuant to Conn. Gen. Stat. Section 16-246c(c), the Department's waiver of the requirements of Conn. Gen. Stat.
Section 16-43 with respect to:

(i)	the modification of and amendment to the Nuclear Fuel Lease Agreement
(the "Lease"), which modification will alter the partial termination provision of the Lease to effect the release of nuclear fuel used or intended to be used at Millstone Unit 1 (the "Unit 1 Nuclear Fuel") upon the issuance by WMECO and The Connecticut Light and Power Company (collectively, the "Companies") of $80 million aggregate principal amount of collateral first mortgage bonds, rather than effecting the release of the Unit 1 Nuclear Fuel upon a payment by the Companies of an amount equal to the stipulated loss value of such fuel, currently approximately $80 million;

(ii)	the amendment of the definition of "Collateral First Mortgage Bond" in the Security Agreement and Assignment of Contracts (the "Security
Agreement"), dated as of January 4, 1982, as amended and restated by the Amendment to and Restatement of Security Agreement and Assignment of Contracts dated February 11, 1992 and as further supplemented by the First Supplement and Amendment dated as of May 1, 1998 between Bankers Trust
Company and The First National Bank of Chicago, as Collateral Agent to reflect a new definition as will be specified in the Second Supplement and Amendment to the Security Agreement. The new definition will include as collateral the proposed issuance of a new series of collateral bonds (the "1999 WMECO Collateral Bonds") and any such other collateral mortgage bonds as may be issued by WMECO from time to time;

(iii)	the issuance by WMECO of up to $15.2 million in aggregate principal amount of  the 1999 WMECO Collateral Bonds; and

(iv)	an extension of the June 1, 1999 maturity date of collateral bonds previously issued by WMECO in the aggregate principal amount of $17.3 million (the "1998 WMECO Collateral Bonds").

Both bond series are or will be issued as collateral security under certain financing arrangements of the Niantic Bay Fuel Trust (the "Trust"), through which WMECO finances its share of the nuclear fuel required for the Millstone nuclear generating units.

Although WMECO believes that the proposed modifications to the nuclear fuel financing arrangements, as described above, may require Department approval under Conn. Gen. Stat. Section 16-43, Conn. Gen. Stat. Section 16-246c(c) provides that the Department may waive the requirements of Conn. Gen. Stat.
Section 16-43 upon a determination that the authority over such issuance has been exercised by the Commonwealth of Massachusetts, the domicile of WMECO. In accordance with the requirements of Massachusetts law, WMECO is applying for the approval of the Massachusetts Department of Telecommunications and Energy (the "Massachusetts DTE") to modify the Lease, to amend the Security Agreement, to issue the 1999 WMECO Collateral Bonds and to extend the term of the 1998 WMECO Collateral Bonds. A copy of the Massachusetts DTE order relating to these applications will be forwarded to the Department as soon as it is received. This is the same procedure as was followed in connection with the issuance by WMECO of the 1998 WMECO Collateral Bonds earlier in this docket.

The following information is supplied as part of this application:

1.	The exact legal name of the applicant and its principal place of business is:

Western Massachusetts Electric Company
174 Brush Hill Avenue
West Springfield, MA  01090-0010

WMECO is a corporation organized and existing under the laws of the Commonwealth of Massachusetts. WMECO is a foreign electric company within the meaning of Connecticut General Statutes Section 16-246c.

2.	The name, title, address and telephone number of the attorneys and other persons to whom correspondence or communication in regard to this application are to be addressed:

A.	Jane P. Seidl, Esq.
	Senior Counsel
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT  06141-0270
Telephone:  (860) 665-5051

B.	Randy A. Shoop
	Assistant Treasurer - Finance
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT  06141-0270
Telephone:  (860) 665-3258

C.	Kenneth M. Burke
	Senior Regulatory Planning Analyst
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT 06141-0270
Telephone: (860) 665-5558

3.	The Company believes that its request for waiver of approval from the
Department as discussed above is reasonable, consistent with the way that the Department has acted on past applications by WMECO, and in the public interest in that (i) the waiver requested is subject to the condition that WMECO shall have obtained all necessary approvals from the Massachusetts DTE and as such the interests of the Department are protected; and (ii) approving the waiver will help alleviate the administrative burdens imposed on the Department.

WMECO therefore respectfully requests that the Department reopen the above-referenced docket and issue an order not later than May 1, 1999, pursuant to Conn. Gen. Stat. Section 16-246c(c), waiving the requirements of Connecticut General Statutes Section 16-43 with respect to the proposed modifications to the nuclear fuel financing arrangements, as described herein, subject to compliance by WMECO with any orders issued by the Massachusetts DTE.

Enclosed herewith are one (1) original and ten (10) copies of this application.

Very truly yours,

WESTERN MASSACHUSETTS ELECTRIC COMPANY

By: /s/
Randy A. Shoop
Assistant Treasurer-Finance

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